

August 21, 2013

Via E-Mail
Keith Neumeyer
Chief Executive Officer
First Majestic Silver Corp.
925 West Georgia Street
Suite 1805
Vancouver BC V6C 3L2
Canada

> **Re: First Majestic Silver Corp.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 001-34984**

Dear Mr. Neumeyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.1

Annual Information Form

Mineral Projects, page 20

1. In future filings please include a map showing the location of each of your properties.

2. We note that your mineral reserve table on page 20 of your filing does not include the Del Toro reserves that are disclosed on page 58 of your filing. Please advise. In your

response please tell us if your resource and reserve table is inclusive of all mineral estimates.

3. It appears the pricing disclosed as a footnote to your resource and reserve table on page 20 is different than the pricing disclosed elsewhere in your filing. In this regard we reference the resource and reserve pricing on page 55 of your disclosure. Please advise.

4. We note that you disclose the sum of resources and reserves. Please tell us if your resources are exclusive of your mineral reserves and explain if the modification factors for respective properties are the same, such that these numbers can be summed. For example, explain if the modification factors for the La Encantada reserves are the same as the modification factors for the La Encantada resources. In your response tell us if resources and reserves can be summed under Canadian National Instrument 43-101.

Exhibit 99.2

Consolidated Financial Statements

Consolidated Statements of Income

5. You appear to exclude depletion, depreciation and amortization from the line items titled cost of sales and gross margin. However, it appears from your disclosure in your inventory footnote on page three that these amounts are included in inventory. Accordingly, please consider retitling each of these line items when presented or discussed in your future filings to better reflect that they exclude depletion, depreciation and amortization. Please advise or supplementally tell us the revised titles you will use.

Exploration and evaluation expenditures, page 3

6. We reviewed your disclosure related to exploration and evaluation expenditures. Your existing disclosure does not sufficiently clarify when your evaluation phase ends and when development starts (e.g. when technical feasibility and commercial viability has been demonstrated and whether it coincides with reserve determination). Additionally, we note you disclose that the decision is also dependent upon management's decision to develop. Please clarify how management's decision to develop factors into the determination of whether a mine is in the exploration or development stage. Refer to IFRS 6. Please show us supplementally what your revised disclosure will look like.

Mining interests, page 4

7. We note your disclosure that you deplete deferred mining costs over the useful life of the ore body following commencement of production. Please expand your disclosure in future filings to clarify the depletion base utilized to deplete these mining costs. In your response, please specifically indicate by mine whether the depletion base includes proven

and probable reserves and measured, indicated or inferred resources. To the extent that your depletion base includes measured, indicated or inferred resources, please quantify in your disclosure the impact of including these amounts. Please show us supplementally what your revised disclosure will look like.

Commencement of commercial production and production levels intended by management, page 9

8. Please provide additional clarification related to your disclosure that production begins "when operating levels intended by management have been reached". In this regard, please revise your disclosure in future filings to clarify factors such as the levels of production capacity and number of uninterrupted production days that management determines to be the designed capacity. Please show us supplementally what your revised disclosure will look like.

Exhibit 99.3

Management's Discussion and Analysis

Total Cash Cost Per Ounce and Total Production Cost Per Tonne, page 19

9. We note the reconciliation of costs of sales to cash costs per ounce of silver produced include the deduction of "by-product credits." In calculating these non-IFRS measures, we believe the reduction for by-product revenues is not appropriate because it distorts your actual production costs. In this regard, your presentation suggests you incurred lower mining costs for silver than you actually did. We can appreciate your desire to convey the notion that by-product revenues were sufficient to offset your costs to a degree; however, you should consider describing that in a manner so as to avoid adjusting for these items in the calculation of the non-IFRS measures. We believe the significance of by-product revenues can be described textually in a manner that investors can understand without adjusting for them in the non-IFRS measures. Please confirm you will make this adjustment in any amended or future filings, as appropriate, on Form 40-F, and provide us with draft disclosure of your planned changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman with any engineering questions at (202) 551-3610.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining